11019810

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2011 WASH. D.C. 200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABEL/NOSER CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Battery Park Plaza 6th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie R. Ben-Amo 646 432-4012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MBAF-ERE CPA'S LLC.
(Name – *if individual, state last, first, middle name*)

440 Park Avenue South 5th Floor (Address) New York (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laurie Ben-Amo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABEL/NOSER CORP., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laurie Ben-Amo
Signature

Chief Financial Officer
Title

Nelson Dunn
Notary Public

NELSON DUNN
Notary Public - State of New York
No. 01DU6107506
Qualified in Westchester County
Commission Expires 04/05/2008 12

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abel/Noser Corp.

Financial Statements and Supplementary Information

December 31, 2010

ABEL/NOSER CORP.
Financial Statements
Table of Contents

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abel/Noser Corp.

We have audited the accompanying statement of financial condition of Abel/Noser Corp. (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the accompanying information referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abel/Noser Corp. as of December 31, 2010, and the results of its operations, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MBAF-ERE CPAs, LLC

New York, NY
February 23, 2011

ABEL/NOSER CORP.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	763,558
Cash and securities segregated in compliance with federal and other regulations		2,121,450
Receivable from clearing broker		200,333
Receivables - other		790,419
Financial instruments owned:		
Marketable securities, at cost, which equals market value		6,314,661
Property and improvements		1,781,077
Prepaid expenses and other assets		507,207
Prepaid taxes		101,050
Interest receivable on notes receivable - stock		104,285
	$	12,684,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Customer payables	$	2,012,321
Accounts payable, accrued expenses, and other liabilities		1,198,385
		3,210,706
Commitments and contingencies		
Subordinated borrowings		6,000,000
Stockholders' equity		
Capital stock - Class A		1,875
Capital stock - Class B		125
Paid-in capital		1,285,463
Retained earnings		3,412,830
		4,700,293
Notes receivable - stock		(1,226,959)
Total stockholders' equity		3,473,334
	$	12,684,040

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Operations
For the Year Ended December 31, 2010

Revenues	
Net commissions	$ 15,857,179
Transaction measurement analyses fees	4,671,852
Interest and dividends	62,333
Other	226,307
	20,817,671
Expenses	
Employee compensation and benefits	11,151,228
Floor brokerage, exchange and clearance fees	1,609,880
Communications and data processing	381,210
Information services	6,442,525
Occupancy and equipment costs	1,429,127
Other operating expenses	1,224,063
Interest expense	255,000
	22,493,033
Loss from operations	(1,675,362)
Provision for income taxes	21,461
Net loss	$ (1,696,823)

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Capital Stock Class A	Capital Stock Class B	Paid - in Capital	Retained Earnings	Notes Receivable - Stock	Total
Balances at January 1, 2010	$ 1,875	$ 125	$ 1,285,463	$ 5,109,653	$ (1,226,959)	$ 5,170,157
Decreases in Stockholders' Equity						
Net loss	-	-	-	(1,696,823)	-	(1,696,823)
Total decreases	-	-	-	(1,696,823)	-	(1,696,823)
Balances at December 31, 2010	$ 1,875	$ 125	$ 1,285,463	$ 3,412,830	$ (1,226,959)	$ 3,473,334

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2010

Subordinated borrowings, January 1, 2010	$ 6,000,000
Subordinated borrowings, December 31, 2010	$ 6,000,000

The accompanying notes are an integral part of these financial statements

ABEL/NOSER CORP.
Statement of Cash Flows
For the Year Ended December 31, 2010

OPERATING ACTIVITIES		
Net loss	$	(1,696,823)
Adjustments to reconcile net loss to cash used in operating activities:		
Depreciation and amortization		675,028
Decrease (increase) in operating assets:		
Receivable from clearing brokers		(113,269)
Receivables - other		(153,714)
Prepaid expenses and other assets		109,187
Prepaid taxes		(101,050)
Increase (decrease) in operating liabilities:		
Customers payables		(458,932)
Accounts payable, accrued expenses, and other liabilities		(1,349,334)
Net cash used in operations		(3,088,907)
INVESTING ACTIVITIES		
Acquisitions of property and improvements		(304,991)
Acquisition of marketable securities		(12,954,676)
Sales of marketable securities		15,845,000
Increase in cash segregated in compliance with federal and other regulations		(5,013)
Net cash provided by investing activities		2,580,320
FINANCING ACTIVITIES		
Interest on stock loan receivable		(52,140)
Net cash used in financing activities		(52,140)
Decrease in cash		(560,727)
Cash - beginning of year		1,324,285
Cash - end of year	$	763,558
SUPPLEMENTAL INFORMATION		
Cash paid during the year for income taxes	$	153,736
Cash paid during the year for interest	$	191,250

The accompanying notes are an integral part of these financial statements

1 - Organization and description of business

Abel/Noser Corp. (the Company) is a New York corporation which commenced operations in October, 1975. Stanley S. Abel and Eugene A. Noser, Jr., own equally all of the Company's outstanding Class A (voting) shares. Certain employees and associates own Class B (non-voting) shares.

The Company is an institutional discount brokerage firm that specializes in transaction cost analysis and securities trading services, primarily for institutional clients including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission and is a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC).

2 - Significant accounting policies

Cash

Cash consists of demand deposits in commercial banks.

Financial instruments

The Company values its financial instruments in accordance with accounting standards for fair value measurements. These standards define fair value and establish a fair value hierarchy for inputs used in measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal market for the asset or liability.

The Fair value hierarchy prioritizes the inputs into three levels as follows:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 are unobservable inputs and rely on management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

The Company's financial instruments consist of a United States Treasury note (see note 3), money market funds (see note 5), and notes and interest receivable (see note 11). The Company uses the Level 1 fair value hierarchy in the valuation of the United States Treasury note. The Company uses Level 2 fair value hierarchy in the valuation of money market funds. The Company uses Level 3 fair value hierarchy in the valuation of notes and interest receivable. Unrealized gains or losses on the United States Treasury note are recorded within interest and dividend income.

2 - Significant accounting policies (continued)

Government and other regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Net commissions
Commissions and related clearing expenses are recorded on a trade date basis.

Transaction measurement analyses fee
Fee income is recorded when the services are rendered.

Receivables - other
Receivables are recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projection of trends. No interest is charged on past due balances and balances greater than 90 days past due are reviewed by management.

Depreciation
Furniture and equipment, and telecommunications equipment are depreciated over seven years, computer hardware is depreciated over five years and software is depreciated over three years using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. The Company periodically reviews long-lived assets and has determined that no impairments exist.

Income taxes
The Company and its shareholders have elected for the Company to be treated as a Subchapter S Corporation and accordingly it is not subject to federal corporate income taxes. However, the Company is subject to certain New York State Franchise and New York City General Corporation taxes.

Management has adopted the accounting pronouncements for uncertain tax positions. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods,

2 - Significant accounting policies (continued)

Income taxes (continued)
disclosure, and transition. The Company is subject to regular audit by tax authorities. The Company believes that it has appropriate support for the positions taken in its tax returns. Nonetheless, the amounts ultimately paid, if any, upon resolution of issues raised by the taxing authorities may differ materially from the amounts accrued for each year. Management believes its tax status would be upheld upon examination.

The Company is no longer subject to tax examination by the taxing authorities for years prior to 2007. The Company does not have any returns currently under review nor has it been notified of an impending review.

Subsequent events
Management has reviewed subsequent events and transactions that occurred after the balance sheet date through February 23, 2011. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that no subsequent events occurred that require disclosure.

Deferred rent
Rent expense is recognized using the straight-line method of the entire lease cost over the term of the lease. The unamortized difference between rent expense incurred and the rent expense paid attributable to rent holidays and scheduled rent increases is reported as deferred rent in the Statement of Financial Condition (see note 8). The current period amortization of the deferred rent is $61,810 and is included in the Occupancy and equipment cost line in the Statement of Operations.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Clearing arrangements
The Company has an arrangement with a clearing broker to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing broker. At December 31, 2010, the receivable from the clearing broker was $200,333.

3 - Cash and securities segregated in compliance with federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2010, the Company had cash of $113,570 and a United States Treasury Note with a market value of $2,007,880 segregated in a special reserve account. The customer credit balances reserved for at December 31, 2010 were as follows:

Refund clients	$216,011
Pension clients	395,714
	$611,725

These balances are recorded within Customer payables of $2,012,321 in the accompanying Statement of Financial Condition.

4 - Receivables - other

This is comprised of the following:

Transaction cost analyses fees, net of allowance for doubtful accounts of $25,000	$643,479
Advances to customers	143,736
Employee and sundry receivables	3,204
	$790,419

5 - Marketable securities, at cost, which equals market value

The Company has deposited these funds in the JP Morgan Prime Money Market Fund.

6 - Property and improvements

This is comprised of the following:

Furniture and fixtures	$ 543,857
Computer equipment and software	3,663,764
Telecommunications equipment	426,392
Leasehold improvements	1,312,325
	5,946,338
Less - accumulated depreciation and amortization	4,165,261
	$1,781,077

Depreciation expense in 2010 was $675,028 and is included in Occupancy and equipment costs in the Statement of Operations.

7 - Prepaid expenses and other assets

This is comprised of the following:

Security deposits	$ 84,918
Other prepaid expenses	422,289
	$ 507,207

8 - Accounts payable, accrued expenses, and other liabilities

This is comprised of the following:

Trade payables	$ 511,861
Deferred rent	303,403
Accrued salaries, commissions and bonuses	161,335
Other accrued expenses	221,786
	$1,198,385

9 - Customer payables

This balance represents customer related credits arising from commission recapture programs.

10 - Subordinated borrowings

In 2009, upon the approval from FINRA, the Company distributed $6,000,000 to the Class A shareholders who loaned the money back to the Corporation. The notes are subordinated to the claims of general creditors of the Company. The notes are interest bearing at a rate of 4.25% per annum, payable quarterly, and are due March 27, 2012. The Company may prepay all or part of the notes with the approval of the New York Stock Exchange. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. During the year, the Company recorded interest expense of $255,000 on these subordinated borrowings. At December 31, 2010, the interest payable on these subordinated borrowings is $63,750 and is recorded within other Accounts payable, accrued expenses and other liabilities in the accompanying Statement of Financial Condition.

11 - Capital stock and stockholders' equity

Class A - There are 20,000 shares of Class A (voting) $.10 par value common stock $.10 par value authorized; 18,750 shares are issued and outstanding.

Class B - There are 20,000 shares of Class B (non-voting) $.10 par value common stock authorized; 1,250 shares are issued and outstanding.

In 2009, the Company sold Class B shares of stock to certain employees and associates. The shares were valued at $981.57 each and the total sale price was $1,226,959. The total par value of these shares was $125 and the excess of sale price over par value was recorded as additional paid in capital. In payment for the shares the Class B shareholders delivered promissory notes to the Company for the full purchase price of the shares. The notes are due and payable no later than June 23, 2019, and carry an interest rate of 4.25% per annum. The notes require the makers to pay from the Company's dividends distributed to them the accrued interest plus a principal payment consisting of 60% of the remaining dividend after the payment of interest. At December 31, 2010, the Company had not received any payments on these notes.

At December 31, 2010, the principal amount of the notes receivable was $1,226,959 and the interest receivable was $104,285. During the year, the Company recorded interest income of $52,145 from these notes.

12 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010, the Company had net capital and allowed subordinated liabilities, as adjusted, of $6,042,524, which was $5,792,524 in excess of the required $250,000. The Company's net capital ratio was .53 to 1.

13 - Commitments and contingencies

In January 2004, the Company entered into a ten year non-cancelable lease effective February 11, 2004 for new office space. Rent payments commenced in February 2005. The lease requires the following minimum annual payments:

2011-2014	$ 516,000
2015	$ 96,000

The lease is subject to periodic escalation charges. The Company has an option to extend the lease for an additional five year term. Rent expense in 2010 was $464,044 and is included in the Occupancy and equipment costs line in the Statement of Operations.

14 - Retirement savings plan

All employees of the Company are eligible to participate in the Abel/Noser Corp. Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the employer.

15 - Concentration of credit risk

The Company maintains various bank and money market accounts that at times may exceed the maximum FDIC limit. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

Net commissions generated by one of the Company's customers were approximately $2,840,000 or 14% of the net commission and transaction measurement analyses fees.

16 - Related party transactions

The Company purchases transaction cost analysis services from Ancerno Ltd. (Ancerno), an entity which is owned by the same shareholders as the Company. In 2010, the purchases from Ancerno totaled $3,741,200 and are included in the Information services line of the Statement of Operations. Included in Accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition is $181,700, relating to information services provided in December 2010.

The Company provides separate office space and certain office services to Ancerno and in 2010 received $192,000, which is included in the other revenue line of the Statement of Operations.

Included in the Receivables – other line in the Statement of Financial Condition is $33,599 for expenses paid by the Company for services provided by common vendors.

All related party balances were paid in full in January 2011. Ancerno's finances and decisions are totally independent of the Company. Ancerno is not dependent on the Company for any purpose. The shareholders of Ancerno will enjoy the benefits or suffer the losses from Ancerno and are financially secure to fund any potential operating deficit without the Company's assistance. A Variable Interest Entity relationship requiring consolidation does not exist.

17 – Fair value measurements

Financial instruments subject to fair value measurements at December 31, 2010 are as follows:

	Cost			Fair Market Value		
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
U.S. Treasury Note	$2,011,250			$2,007,880		
Money Market Funds		$6,314,661			$6,314,661	
Notes receivable-Stock			$1,226,959			$1,226,959
Interest receivable-Stock			$ 104,285			$ 104,285

The Company's United States Treasury note is recorded at its fair value using quoted prices from the broker. The money market fund is valued at one dollar per share. The notes and interest receivable fall under Level 3 and have been reviewed for potential impairment. The Company has recognized no impairment losses on Level 3 investments.

Level 3 asset roll-forward

The table below sets forth a summary of changes in the fair value of the Notes and Interest receivable for the year ended December 31, 2010:

	Interest Receivable – Stock	Notes Receivable - Stock
Balance, January 01, 2010	$ 52,143	$ 1,226,959
Additions during the year	52,142	-
Balance, December 31, 2010	$ 104,285	$ 1,226,959

18 - Off balance-sheet credit risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

18 - Off balance - sheet credit risk (continued)

The Company's customer securities activities are transacted on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company has historically maintained credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since, pursuant to the clearing agreement, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the risk to changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2010.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

MBAF E:E
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Board of Directors
Abel/Noser Corp.

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker - dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 23, 2011

ABEL/NOSER CORP.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

NET CAPITAL		
Total stockholders' equity		$ 3,473,334
Add: Liabilities subordinated to general creditors		6,000,000
Total capital and allowable subordinated liabilities		9,473,334
Deductions and/or charges: Non-allowable assets		
Property and improvements	$ 1,781,077	
Receivables - other	790,419	
Prepaid expenses and other assets	507,207	
Prepaid taxes	101,050	
Interest receivable - Stock	104,285	
Other	400	3,284,438
Net capital before haircuts on securities positions		6,188,896
Haircuts on securities		
U.S. and Canadian governmental obligations	20,079	
Other securities	126,293	146,372
Net capital		$ 6,042,524
AGGREGATE INDEBTEDNESS		
Customer credits payable		$ 2,012,321
Accounts payable, accrued expenses, and other liabilities		1,198,385
Total aggregate indebtedness		$ 3,210,706
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, at 6 2/3% of aggregate indebtedness		$ 214,047
Minimum net capital requirement for Broker/Dealers under the S.E.C. Uniform Net Capital Rule		$ 250,000
Greater of the two minimum requirement amounts above		$ 250,000
Net capital		$ 6,042,524
Excess Net Capital		$ 5,792,524
Ratio: Aggregate indebtedness to net capital		.53 to 1

No material differences exist between the above computation of net capital and the computation included in the Company's unaudited Focus Report, Form X-17-A-5, Part II filing.

ABEL/NOSER CORP.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2010

CREDIT BALANCES	
Customer credits payable to refund and pension clients - December 31, 2010	$ 611,725
Total credit items	611,725
DEBIT BALANCES	None
Excess of total credits over total debits	$ 611,725
RESERVE COMPUTATION	
Required reserve balance	$ 611,725
Amount held on deposit in Special Reserve accounts at December 31, 2010	2,121,450
Excess of reserve accounts over required reserve	$ 1,509,725

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.

MBAF ERE
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Board of Directors
Abel/Noser Corp.

In planning and performing our audit of the financial statements of Abel/Noser Corp. (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker - dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC

New York, NY
February 23, 2011

ABEL/NOSER CORP.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of The Securities And Exchange Commission
As of December 31, 2010

CREDIT BALANCES	
Customer credits payable to refund and pension clients - December 31, 2010	$ 611,725
Total credit items	611,725
DEBIT BALANCES	None
Excess of total credits over total debits	$ 611,725
RESERVE COMPUTATION	
Required reserve balance	$ 611,725
Amount held on deposit in Special Reserve accounts at December 31, 2010	2,121,450
Excess of reserve accounts over required reserve	$ 1,509,725

The Company computes its reserve requirements weekly and covers its deposit requirements by no later than one hour after the opening of banking business on the second business day following the determination.

No material differences exist between the above computation and the computation included in the Company's unaudited Focus Report, Form X-17A-5, Part II filing.

ABEL/NOSER CORP.
SIPC Assessment Reconciliation
Agreed-Upon Procedures

DECEMBER 31, 2010

MBAF ERE
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

MBAF-ERE CPAs, LLC
440 Park Avenue South
New York, NY 10016-8012
Tel: 212.576.1400
Fax: 212.576.1414
www.mbafcpa.com

An Independent Member of Baker Tilly International

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Officers and Stockholders
Abel/Noser Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Abel/Noser Corp. (the" Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Abel/Noser Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting a difference of $10,216;

   Findings: The amount reported as Total revenue on Form SIPC-7 for the year ended December 31, 2010 was $10,216 more than the total revenues per the audited Form X-17A-5 for the year ended December 31, 2010. This was due a negative mark to market adjustment of $10,216 in the fourth quarter that was reported as an expense on the Focus report for the period October 1, 2010 to December 31, 2010.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MBAF-ERE CPAs, LLC
New York, NY
February 24, 2011